

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Mark Walsh
Chief Executive Officer
Savers Value Village, Inc.
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

       Re: Savers Value Village, Inc.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed February 8, 2023
           File No. 333-261850

Dear Mark Walsh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Amendment No. 6 to Form S-1 Filed February 8, 2023

Recent Developments
Preliminary Estimated Unaudited Financial Results for the Three Months and the Fiscal Year Ended December 31, 2022, page 18

1. Please revise to present and reconcile Adjusted EBITDA to an estimate of net income/loss, which you have previously disclosed is the nearest comparable GAAP measure.

December 2022 Dividend, page 22

2. To provide additional context to investors, please discuss the business purpose of the $69.5 million and the $262.2 million dividends paid in 2022.

Capitalization, page 81

3. Please clarify if the pro forma amounts include the effects of the $31.1 million of bonuses paid in connection with the Notes Offering and the December 2022 Dividend.

 You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence G. Wee